UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COLUMBIA PIPELINE PARTNERS LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

198281107

(CUSIP Number)

Stanley G. Chapman, III

CPP GP LLC

5151 San Felipe Street, Suite 2500

Houston, Texas 77056

(713) 386-3701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	198281107

1	Name of Reporting Person Columbia Pipeline Group, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 100,654,865*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 100,654,865*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 100,654,865*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 100%**
14	Type of Reporting Person: CO

*	Consists of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in Columbia Pipeline Partners LP (“CPPL”). Columbia Pipeline Group, Inc. (“CPG”) is the record holder of 53,843,467 common units; Columbia Energy Group (“CEG”), a wholly owned subsidiary of CPG, is the record holder of 46,811,398 subordinated units. Through its ownership of CPP GP, LLC, the general partner of CPPL, CPG may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in CPPL.
**	Based on a total of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL outstanding as of February 17, 2017, immediately following the merger between CPPL and a wholly owned subsidiary of CPG, through which CPPL became a wholly owned subsidiary of CPG.

CUSIP No.	198281107

1	Name of Reporting Person TransCanada PipeLine USA Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 100,654,865*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 100,654,865*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 100,654,865*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 100%**
14	Type of Reporting Person: CO

*	Consists of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL. CPG is the record holder of 53,843,467 common units; CEG is the record holder of 46,811,398 subordinated units. CPG is a wholly owned subsidiary of TransCanada PipeLine USA Ltd. (“TransCanada USA”). TransCanada USA may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in CPPL.
**	Based on a total of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL outstanding as of February 17, 2017, immediately following the merger between CPPL and a wholly owned subsidiary of CPG, through which CPPL became a wholly owned subsidiary of CPG.

CUSIP No.	198281107

1	Name of Reporting Person TransCanada PipeLines Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 100,654,865*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 100,654,865*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 100,654,865*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 100%**
14	Type of Reporting Person: CO

*	Consists of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL. CPG is the record holder of 53,843,467 common units; CEG is the record holder of 46,811,398 subordinated units. CPG is a wholly owned subsidiary of TransCanada USA, which is a wholly owned subsidiary of TransCanada PipeLines Limited (“TPL”). TPL may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in CPPL.
**	Based on a total of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL outstanding as of February 17, 2017, immediately following the merger between CPPL and a wholly owned subsidiary of CPG, through which CPPL became a wholly owned subsidiary of CPG.

CUSIP No.	198281107

1	Name of Reporting Person TransCanada Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 100,654,865*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 100,654,865*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 100,654,865*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 100%**
14	Type of Reporting Person: CO

*	Consists of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL. CPG is the record holder of 53,843,467 common units; CEG is the record holder of 46,811,398 subordinated units. CPG is a wholly owned subsidiary of TransCanada USA, which is a wholly owned subsidiary of TPL, which is a wholly owned subsidiary of TransCanada Corporation (“TransCanada”). TransCanada may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in CPPL.
**	Based on a total of 53,843,467 common units and 46,811,398 subordinated units representing limited partner interests in CPPL outstanding as of February 17, 2017, immediately following the merger between CPPL and a wholly owned subsidiary of CPG, through which CPPL became a wholly owned subsidiary of CPG.

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer.

This Statement is being filed with respect to the common units (“Common Units”) representing limited partner interests of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 5151 San Felipe St., Suite 2500, Houston, Texas 77056.

Item 2.	Identity and Background.

(a)    This Statement is filed by:

(i)	Columbia Pipeline Group, Inc., a Delaware corporation (“CPG”);

(ii)	TransCanada PipeLine USA Ltd., a Nevada corporation (“TransCanada USA”);

(iii)	TransCanada PipeLines Limited, a Canadian corporation (“TPL”); and

(iv)	TransCanada Corporation, a Canadian corporation (“TransCanada” and, together with CPG, TransCanada USA and TPL, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

TransCanada is a public company and owns 100% of the equity interests of TPL; TPL owns 100% of the equity interests of TransCanada USA; TransCanada USA owns 100% of the equity interests of CPG. CPG is the record holder of 53,843,467 Common Units and owns 100% of the equity interests of Columbia Energy Group, a Delaware corporation and the record holder of 46,811,398 subordinated units of the Partnership (“CEG”). CEG owns 100% of the equity interests of CPP GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

CEG acquired its 46,811,398 subordinated units from the Partnership on February 11, 2015 in connection with the Partnership’s initial public offering. Details about the transaction can be found in the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2015.

(b)    The business address of CPG is 5151 San Felipe St., Suite 2500, Houston, Texas 77056. The business address of TransCanada USA is 700 Louisiana Street, Suite 700, Houston, Texas 77002. The business address of TPL and TransCanada is

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

(c)    The principal business of each of the Reporting Persons is to own, operate and develop a portfolio of energy infrastructure, storage and related assets, and the investment in interests in the Partnership.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of any of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 17, 2017, Pony Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of CPG (“Merger Sub”), merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a wholly owned subsidiary of CPG, pursuant to that certain Agreement and Plan of Merger dated as of November 1, 2016 (the “Merger Agreement”), by and among CPG, Merger Sub, the Partnership and the General Partner. Immediately prior to the effective time of the merger (the “Effective Time”), there were 53,843,866 Common Units issued and outstanding. At the Effective Time, each common unit of the Partnership issued and outstanding as of immediately prior to the Effective Time was cancelled and converted into the right to receive $17.10416 in cash (the “Merger Consideration”). In connection with the Merger, CPPL issued to CPG a number of Common Units equal to the number of Common Units converted into the right to receive the Merger Consideration. In addition, all of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time, which were held by CPG, were converted into one common unit of CPPL. The subordinated units and the non-economic general partner interest in the Partnership, which were issued and outstanding immediately prior to the Effective Time, were not affected by the Merger and remain issued and outstanding.

On February 17, 2017, the three independent directors of the General Partner, G. Stephen Finley, Thomas W. Hofmann and Peggy A. Heeg, resigned from the Board of Directors of the General Partner (the “Board”) effective on that date.

On February 17, 2017, before trading opened on the New York Stock Exchange (the “NYSE”), the NYSE suspended the trading of the Common Units and filed with the SEC an application on Form 25 to delist the Common Units under Section 12(b) of the Securities Exchange Act of 1934.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed on November 1, 2016 and is incorporated by reference in its entirety into this Item 3.

CPG funded the Merger through equity contributions from TransCanada USA.

Item 4.	Purpose of Transaction.

The response in Item 3 is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 53,843,467 Common Units and 46,811,398 subordinated units) are as follows:

CPG

(x) Amount beneficially owned: 100,654,865 units	Percentage: 100%

(y)    Number of shares to which the Reporting Person has:

i.       Sole power to vote or to direct the vote: 0

ii.      Shared power to vote or to direct the vote: 100,654,865 units

iii.    Sole power to dispose or to direct the disposition of: 0

iv.     Shared power to dispose or to direct the disposition of: 100,654,865 units

TransCanada USA

(x) Amount beneficially owned: 100,654,865 units	Percentage: 100%

(y)    Number of shares to which the Reporting Person has:

i.       Sole power to vote or to direct the vote: 0

ii.      Shared power to vote or to direct the vote: 100,654,865 units

iii.    Sole power to dispose or to direct the disposition of: 0

iv.     Shared power to dispose or to direct the disposition of: 100,654,865 units

TPL

(x) Amount beneficially owned: 100,654,865 units	Percentage: 100%

(y)    Number of shares to which the Reporting Person has:

i.       Sole power to vote or to direct the vote: 0

ii.      Shared power to vote or to direct the vote: 100,654,865 units

iii.    Sole power to dispose or to direct the disposition of: 0

iv.     Shared power to dispose or to direct the disposition of: 100,654,865 units

TransCanada

(x) Amount beneficially owned: 100,654,865 units	Percentage: 100%

(y)    Number of shares to which the Reporting Person has:

i.       Sole power to vote or to direct the vote: 0

ii.      Shared power to vote or to direct the vote: 100,654,865 units

iii.    Sole power to dispose or to direct the disposition of: 0

iv.     Shared power to dispose or to direct the disposition of: 100,654,865 units

(c)    Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Common Units during the past 60 days, except that Mr. Stanley G. Chapman, III held 5,000 Common Units immediately prior to the Effective Time, which were cancelled in the Merger and converted into the right to receive the Merger Consideration.

(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e)    Not applicable.

Item 6        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, an indirect wholly owned subsidiary of the Reporting Persons and the sole general partner of the Partnership, is party to the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

Cash Distributions

The Board has adopted a policy pursuant to which distributions for each quarter are in an amount equal to the available cash generated by the Partnership in such quarter. Available cash for each quarter is determined by the Board following the end of such quarter. Distributions on the Partnership’s units are in cash. The Partnership does not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The Board may change the Partnership’s distribution policy at any time. The Partnership Agreement does not require the Partnership to pay distributions to its unitholders on a quarterly or other basis.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional limited partner interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Preemptive Right

The General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, including the Reporting Persons, to purchase Common Units or other partnership units, whenever, and on the same terms that, the Partnership issues such interests to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates, including such interest represented by Common Units, that existed immediately prior to such issuance. The holders of Common Units do not have preemptive rights under the Partnership Agreement.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding units, including units owned by the General Partner and its affiliates, voting together as a single class. Because the Reporting Persons directly or indirectly own 100% of the Partnership’s outstanding units and 100% of the membership interests in the General Partner, the Reporting Persons have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the then-issued and outstanding Common Units, the General Partner has the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the Common Units held by unaffiliated persons, as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice, at a price equal to the greater of the (a) then-current market price as of the date three days prior to the date that notice is first mailed to limited partners, and (b) highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

References to and descriptions of the Partnership Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Partnership Agreement, which has been filed as Exhibit C and is incorporated herein by reference.

Registration Rights

In connection with its initial public offering, the Partnership entered into a registration rights agreement dated February 11, 2015 (the “Registration Rights Agreement”) with CEG. Under the Registration Rights Agreement, CEG can cause the Partnership to register its Common Units, subordinated units and Common Units issuable upon conversion of the subordinated units (“Registrable Securities”) under the Securities Act, and to maintain a shelf registration statement effective with respect to such units. Further, if CEG elects to sell at least 15% of its Registrable Securities under a registration statement through an underwritten offering, the Partnership will have to retain underwriters in order to permit CEG to effect such sale and also provide other assistance.

References to and descriptions of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which has been filed as Exhibit D and is incorporated herein by reference.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Partnership.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Agreement and Plan of Merger, dated November 1, 2016, by and among Columbia Pipeline Group, Inc., Pony Merger Sub LLC, Columbia Pipeline Partners LP and CPP GP LLC (previously filed with the Commission as Exhibit 2.1 to Form 8-K filed by Columbia Pipeline Partners LP on November 1, 2016).

Exhibit C	Second Amended and Restated Agreement of Limited Partnership of Columbia Pipeline Partners LP, dated July 30, 2015 (previously filed with the Commission as Exhibit 3.3 to Form 10-Q filed by Columbia Pipeline Partners LP on August 3, 2015).

Exhibit D	Registration Rights Agreement, dated February 11, 2015, by and among Columbia Pipeline Partners LP and Columbia Energy Group (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Columbia Pipeline Partners LP on February 11, 2015).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017	COLUMBIA PIPELINE GROUP, INC.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Controller and Principal Financial Officer

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

TRANSCANADA PIPELINE USA LTD.

	By:	/s/ Nathaniel A. Brown
	Name:	Nathaniel A. Brown
	Title:	Vice-President

	By:	/s/ Jon A. Dobson
	Name:	Jon A. Dobson
	Title:	Corporate Secretary

TRANSCANADA PIPELINES LIMITED

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

TRANSCANADA CORPORATION

	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President, Law and Corporate Secretary

	By:	/s/ Joel E. Hunter
	Name:	Joel E. Hunter
	Title:	Vice-President, Finance and Treasurer

Schedule 1

Directors and Executive Officers of Columbia Pipeline Group, Inc.

Brandon M. Anderson

c/o Columbia Pipeline Group, Inc.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Senior Vice-President and General Manager, U.S. Natural Gas Pipelines of TransCanada Corporation

Citizenship: USA and Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Nathaniel A. Brown

c/o Columbia Pipeline Group, Inc.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Controller and Principal Financial Officer of Columbia Pipeline Group, Inc. and Columbia Energy Group; Director, Financial Services, U.S. Natural Gas Pipelines of TransCanada Corporation

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Stanley G. Chapman, III

c/o Columbia Pipeline Group, Inc.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Senior Vice-President and General Manager, U.S. Natural Gas Pipelines of TransCanada Corporation

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Ronald L. Cook

c/o Columbia Pipeline Group, Inc.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Vice-President, Taxation of TransCanada Corporation

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Directors and Executive Officers of TransCanada PipeLine USA Ltd.

Brandon M. Anderson

(See above)

Jasmin Bertovic

c/o TransCanada PipeLine USA Ltd.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Vice-President of TransCanada Corporation

Citizenship: USA and Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Stanley G. Chapman, III

(See above)

Ronald L. Cook

(See above)

G. Glenn Menuz

c/o TransCanada PipeLine USA Ltd.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Vice-President and Controller of TransCanada PipeLine USA Ltd.

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Stacy L. Williams

c/o TransCanada PipeLine USA Ltd.

5151 San Felipe St., Suite 2500, Houston, Texas 77056

Principal Occupation: Assistant Secretary of TransCanada PipeLine USA Ltd.; Vice-President, Deputy General

Counsel-Land and Litigation of Columbia Pipeline Group, Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Directors and Executive Officers of TransCanada PipeLines Limited

Russell K. Girling

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director, President and Chief Executive Officer of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Donald R. Marchand

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President, Corporate Development and Chief Financial Officer of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Alexander J. Pourbaix

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Chief Operating Officer of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Karl Johannson

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President and President, Natural Gas Pipelines of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Wendy Hanrahan

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President, Corporate Services of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

William C. Taylor

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President and President, Energy of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: USA and Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Kristine L. Delkus

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President, Stakeholder Relations and General Counsel of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Paul Miller

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Executive Vice-President and President, Liquids Pipelines of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

S. Barry Jackson

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Chair of the Board of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Kevin E. Benson

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Derek H. Burney, O.C.

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Stéphan Crétier

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Chairman, President and Chief Executive Officer of Garda World Security Corporation

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

John E. Lowe

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Paula Rosput Reynolds

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

John Richels

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: USA and Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Mary Pat Salomone

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Indira Samarasekera

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

D. Michael G. Stewart

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Siim A. Vanaselja

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Richard E. Waugh, O.C.

c/o TransCanada PipeLines Limited

450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1

Principal Occupation: Director of TransCanada Corporation and TransCanada PipeLines Limited

Citizenship: Canada

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Directors and Executive Officers of TransCanada Corporation

Russell K. Girling

(See above)

Donald R. Marchand

(See above)

Alexander J. Pourbaix

(See above)

Karl Johannson

(See above)

Wendy Hanrahan

(See above)

William C. Taylor

(See above)

Kristine L. Delkus

(See above)

Paul Miller

(See above)

S. Barry Jackson

(See above)

Kevin E. Benson

(See above)

Derek H. Burney, O.C.

(See above)

Stéphan Crétier

(See above)

John E. Lowe

(See above)

Paula Rosput Reynolds

(See above)

John Richels

(See above)

Mary Pat Salomone

(See above)

Indira Samarasekera

(See above)

D. Michael G. Stewart

(See above)

Siim A. Vanaselja

(See above)

Richard E. Waugh, O.C.

(See above)